SEC FILE NUMBER

000-19291

CUSIP NUMBER

221006109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

CorVel Corporation

(Full Name of Registrant)

N/A

(Former Name if Applicable)

2010 Main Street, Suite 600

(Address of Principal Executive Office (Street and Number))

Irvine, California 92614

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

CorVel Corporation (the “Company”) is unable, without unreasonable effort and expense, to file its Form 10-K for the fiscal year ended March 31, 2020 (the “Form 10-K”) within the prescribed period due to the impact of the COVID-19 pandemic. Despite diligent efforts on the part of the Company to finish in sufficient time to permit the timely filing of the Form 10-K, the Company requires additional time to complete the review of its fiscal fourth quarter and fiscal year end 2020 financial statements and to obtain and compile additional information necessary to complete the Form 10-K. The Company intends to file the Form 10-K as soon as possible, but in event plans to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

All statements included in this notification of late filing, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations, estimates and projections about the Company, management’s beliefs, and certain assumptions made by the Company, and events beyond the Company’s control, all of which are subject to change. Such forward-looking statements include, but are not limited to, statements relating to the Company’s financial statements and its ability to timely file its Form 10-K within the time period specified above. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “likely,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results or the commitments made by the Company herein, and they are subject to risks, uncertainties and assumptions that could cause the Company’s actual results to differ materially and adversely from those expressed in any forward-looking statement. The risks and uncertainties referred to above include, but are not limited to, risks relating to the Company’s ability to timely file its annual report on Form 10-K as indicated, the timing and resources of the Company’s internal accounting staff, any unanticipated accounting charges or ambiguous accounting literature, and other factors described in the Company’s filings with the Securities and Exchange Commission, including “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2019 and in the Company’s other filings. The forward-looking statements in this notification speak only as of the date they are made. The Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brandon O’Brien	949	851-1473
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV(3):

The Company anticipates that its financial statements for the fiscal year and three months ended March 31, 2020 (fourth quarter of fiscal 2020) will reflect the following changes in results of operations from the fiscal year and three months ended March 31, 2019 (fourth quarter of fiscal 2019):

Earnings per share for the quarter ended March 31, 2020 were approximately $0.64, an increase of approximately 1.6% from earnings per share of $0.63 in the same quarter of the prior fiscal year. Revenues for the quarter ended March 31, 2020 were approximately $147 million, a decrease of approximately 2.7% from revenues of $151 million in the same quarter of the prior fiscal year.

Earnings per share for the fiscal year ended March 31, 2020 were approximately $2.55, an increase of approximately 3.7% from earnings per share of $2.46 for fiscal year ended March 31, 2019. Revenues for the fiscal year ended March 31, 2020 were approximately $592 million, a decrease of approximately 0.6% from $596 million for the fiscal year ended March 31, 2019.

Cash decreased to $83.2 million as of March 31, 2020 from $91.7 million as of March 31, 2019.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on the Company’s current expectations, estimates and projections about the Company, management’s beliefs, and certain assumptions made by the Company. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “likely,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause the Company’s actual results to differ materially and adversely from those expressed in any forward-looking statement.

CorVel Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 1, 2020	By	/s/ Brandon O’Brien
		Name	Brandon O’Brien
		Title	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).